Exhibit 1

AudioCodes Press Release

P R E S S R E L E A S E

Company Contacts
Niran Baruch, Chief Financial Officer AudioCodes Tel: +972-3-976-4000 niran.baruch@audiocodes.com	Roger L. Chuchen VP, Investor Relations AudioCodes Tel: 732-764-2552 Mobile: 347-752-0780 roger.chuchen@audiocodes.com

AudioCodes Reports Second Quarter 2021 Results and Declares Semi-Annual Dividend of 17 cents per share

Lod, Israel – July 27, 2021 - AudioCodes (NASDAQ: AUDC) Press Release

Second Quarter Highlights

•	Quarterly revenues increased by 13.2% year-over-year to $60.6 million; Quarterly service revenues increased by 32.8% year-over-year to $22.8 million.

•	GAAP results:

o	Quarterly GAAP gross margin was 69.4%;

o	Quarterly GAAP operating margin was 16.7%; and

o	Quarterly GAAP net income was $8.2 million, or $0.24 per diluted share.

•	Non-GAAP results:

o	Quarterly Non-GAAP gross margin was 69.7%;

o	Quarterly Non-GAAP operating margin was 22.4%; and

o	Quarterly Non-GAAP net income was $12.7 million, or $0.37 per diluted share.

•	Net cash provided by operating activities was $17.1 million for the quarter.

•	AudioCodes repurchased 236,544 of its ordinary shares during the quarter at an aggregate cost of $7.1 million.

AudioCodes Reports Second Quarter 2021 Results	Page 1 of 10

AudioCodes Press Release

Details

AudioCodes, a leading vendor of advanced communications software, products and productivity solutions for the digital workplace, today announced its financial results for the second quarter ended June 30, 2021.

Revenues for the second quarter of 2021 were $60.6 million compared to $58.8 million for the first quarter of 2021 and $53.5 million for the second quarter of 2020.

Net income was $8.2 million, or $0.24 per diluted share, for the second quarter of 2021, compared to a net income of $6.6 million, or $0.21 per diluted share, for the second quarter of 2020.

On a Non-GAAP basis, net income was $12.7 million, or $0.37 per diluted share, for the second quarter of 2021 compared to $10.5 million, or $0.32 per diluted share, for the second quarter of 2020.

Non-GAAP net income excludes: (i) share-based compensation expenses; (ii) amortization expenses related to the acquisition of Active Communications Europe assets; (iii) financial income or expenses related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies and (iv) non-cash deferred tax expenses. A reconciliation of net income on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

Net cash provided by operating activities was $17.1 million for the second quarter of 2021. Cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities were $191.9 million as of June 30, 2021 compared to $186.3 million as of December 31, 2020. The increase in cash and cash equivalents, long and short-term bank deposits and long and short-term marketable securities was the result of cash provided by operating activities offset, in part, by the use of cash for the repurchasing of the Company’s ordinary shares pursuant to its share repurchase program and the payment of a cash dividend in the first quarter of 2021.

“We are pleased to report strong financial results for the second quarter of 2021,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes.

“In the second quarter of 2021 we continued to enjoy solid business momentum in our enterprise activities related to the UCaaS and Contact Center markets. Our UCaaS business grew more than 20% year-over-year and our contact center business grew more than 25% year-over-year. Our Enterprise Business, which has contributed close to 85% of our second quarter revenue, demonstrated growth of above 20% year-over-year and provides a solid base for continued growth.

AudioCodes Reports Second Quarter 2021 Results	Page 2 of 10

AudioCodes Press Release

Key to this continued expansion is our services operations which grew above 25% year-over-year and are key to our go-to-market operations. The increase in revenues from our services operations was driven primarily by strength in our professional and managed services offerings.  At the core of this growth is our continued progress in pivoting to recurring revenues with strong execution in our AudioCodes Live offering operations.”

“We enjoyed another solid quarter in our Voice.ai operations where revenue for our Voice.ai operations grew more than 100% year-over-year. We continue to invest in enhancing our technological solutions for real-time cloud communications and transitioning our portfolio of products into software as a service solutions. These solutions provide recurring revenues that increases our confidence in our ability to continue to expand our business and provide a strong basis for our expected growth in coming years,” concluded Mr. Adlersberg.

Share Buy Back Program

During the quarter ended June 30, 2021, the Company acquired 236,544 of its ordinary shares under its share repurchase program for a total consideration of $7.1 million.

In July 2021, the Company received court approval in Israel to purchase up to an aggregate amount of $35 million of additional ordinary shares. The court approval also permits AudioCodes to declare a dividend of any part of this amount. The approval is valid through January 03, 2022.

Cash Dividend

AudioCodes also announced that the Company’s Board of Directors has declared a cash dividend in the amount of 17 cents per share. The aggregate amount of the dividend is approximately $5.5 million. The dividend is payable on August 26, 2021 to all of the Company’s shareholders of record at the close of trading on the NASDAQ Global Select Market on August 11, 2021.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 25% of the dividend amount payable to each shareholder of record, subject to applicable exemptions. If the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company's share capital, the withholding rate is 30%.

The dividend will be paid in U.S. dollars on the ordinary shares of AudioCodes Ltd. that are traded on the Nasdaq Global Select Market or the Tel-Aviv Stock Exchange. The amount and timing of any other dividends will be determined by the Board.

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AudioCodes Press Release

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 8:30 A.M., Eastern Time today to discuss the Company's second quarter of 2021 operating performance, financial results and outlook. Interested parties may participate in the conference call by dialing one the following numbers:

United States Participants: +1 (877) 407-0778

International Participants: +1 (201) 689-8565

The conference call will also be simultaneously webcast. Investors are invited to listen to the call live via webcast at the AudioCodes investor website at http://www.audiocodes.com/investors-lobby

Follow AudioCodes’ social media channels:

AudioCodes invites you to join our online community and follow us on: AudioCodes Voice Blog, LinkedIn, Twitter, Facebook, and YouTube.

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AudioCodes Press Release

About AudioCodes

AudioCodes Ltd. (NASDAQ, TASE: AUDC) is a leading vendor of advanced communications software, products and productivity solutions for the digital workplace. AudioCodes enables enterprises and service providers to build and operate all-IP voice networks for unified communications, contact centers, and hosted business services. AudioCodes offers a broad range of innovative products, solutions and services that are used by large multi-national enterprises and leading tier-1 operators around the world.

For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes’ business; possible adverse impact of the COVID-19 pandemic on our business and results of operations; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2021 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, What’s Inside Matters, OSN, SmartTAP, User Management Pack, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP, 3GX, VocaNom, AudioCodes One Voice, AudioCodes Meeting Insights, AudioCodes Room Experience and CloudBond are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports Second Quarter 2021 Results	Page 5 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2021	2020
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$116,421	$40,934
Restricted cash	5,100	5,100
Short-term and restricted bank deposits	514	84,817
Short-term marketable securities and accrued interest	552	449
Trade receivables, net	37,003	34,518
Other receivables and prepaid expenses	6,478	8,631
Inventories	24,831	29,193
Total current assets	190,899	203,642

LONG-TERM ASSETS:
Long-term and restricted bank deposits	$94	$94
Long-term marketable securities and accrued interest	69,252	54,895
Deferred tax assets	10,474	12,081
Operating lease right-of-use assets	22,325	25,430
Severance pay funds	21,140	20,597
Total long-term assets	123,285	113,097

PROPERTY AND EQUIPMENT, NET	4,403	4,593

GOODWILL, INTANGIBLE ASSETS AND OTHER, NET	36,647	36,791

Total assets	$355,234	$358,123

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$600	$1,200
Trade payables	2,616	6,984
Other payables and accrued expenses	28,763	28,531
IIA settlement liability	11,625	11,684
Deferred revenues	41,246	37,182
Short-term operating lease liabilities	8,936	9,178
Total current liabilities	93,786	94,759

LONG-TERM LIABILITIES:
Accrued severance pay	$21,381	$21,830
Deferred revenues and other liabilities	13,540	12,243
Long-term operating lease liabilities	15,828	19,436
Total long-term liabilities	50,749	53,509

Total shareholders’ equity	210,699	209,855
Total liabilities and shareholders' equity	$355,234	$358,123

AudioCodes Reports Second Quarter 2021 Results	Page 6 of 10

AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Revenues:
Products	$74,813	$70,701	$37,792	$36,367
Services	44,600	34,843	22,783	17,155
Total Revenues	119,413	105,544	60,575	53,522
Cost of revenues:
Products	26,970	27,793	13,434	14,031
Services	10,112	7,774	5,081	3,793
Total Cost of revenues	37,082	35,567	18,515	17,824
Gross profit	82,331	69,977	42,060	35,698
Operating expenses:
Research and development, net	24,772	22,806	12,725	11,224
Selling and marketing	29,679	25,586	15,203	12,317
General and administrative	7,625	6,578	4,000	3,313
Total operating expenses	62,076	54,970	31,928	26,854
Operating income	20,255	15,007	10,132	8,844
Financial income (expenses), net	996	454	(582)	(852)
Income before taxes on income	21,251	15,461	9,550	7,992
Taxes on income, net	(3,018)	(3,558)	(1,310)	(1,353)
Net income	$18,233	$11,903	$8,240	$6,639
Basic net earnings per share	$0.56	$0.40	$0.25	$0.22
Diluted net earnings per share	$0.54	$0.38	$0.24	$0.21
Weighted average number of shares used in computing basic net earnings per share (in thousands)	32,820	30,017	32,745	30,493
Weighted average number of shares used in computing diluted net earnings per share (in thousands)	34,030	31,554	33,972	32,062

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME TO NON-GAAP NET INCOME

U.S. dollars in thousands, except per share data

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
GAAP net income	$18,233	$11,903	$8,240	$6,639
GAAP net earnings per share	$0.54	$0.38	$0.24	$0.21
Cost of revenues:
Share-based compensation (1)	154	99	78	49
Amortization expenses (2)	136	136	68	68
	290	235	146	117
Research and development, net:
Share-based compensation (1)	1,242	490	665	247
Selling and marketing:
Share-based compensation (1)	2,845	1,623	1,545	864
Amortization expenses (2)	8	30	2	15
	2,853	1,653	1,547	879
General and administrative:
Share-based compensation (1)	2,112	1,264	1,078	657
	2,112	1,264	1,078	657
Financial expenses (income):
Exchange rate differences (3)	(982)	(453)	548	829

Income taxes:
Deferred tax (4)	1,669	3,154	450	1,124
Non-GAAP net income	$25,417	$18,246	$12,674	$10,492
Non-GAAP diluted net earnings per share	$0.74	$0.57	$0.37	$0.32

(1)	Share-based compensation expenses related to options and restricted share units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Active Communications Europe assets.
(3)	Financial expenses (income) related to exchange rate differences in connection with revaluation of assets and liabilities in non-dollar denominated currencies.
(4)	Non-cash deferred tax expenses.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from operating activities:
Net income	$18,233	$11,903	$8,240	$6,639
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,158	1,119	599	551
Amortization of marketable securities premiums and accretion of discounts, net	741	-	612	-
Increase (decrease) in accrued severance pay, net	(992)	624	(692)	312
Share-based compensation expenses	6,353	3,476	3,366	1,817
Decrease in deferred tax assets, net	1,647	3,127	440	1,110
Increase in accrued interest and exchange rate effect of loans, marketable securities and bank deposits	23	1	92	13
Decrease in operating lease right-of-use assets	3,862	3,898	2,083	2,022
Increase (decrease) in operating lease liabilities	(4,607)	(4,184)	(120)	60
Changes in IIA settlement liability, net	(59)	61	330	667
Increase in trade receivables, net	(2,485)	(2,643)	(813)	(1,868)
Decrease (increase) in other receivables and prepaid expenses	797	(17)	(45)	58
Decrease (increase) in inventories	3,954	(1,408)	2,928	(2,695)
Decrease in trade payables	(4,368)	(2,017)	(3,836)	(742)
Increase in other payables and accrued expenses	232	369	2,941	2,278
Increase in deferred revenues	5,589	3,206	933	508
Net cash provided by operating activities	30,078	17,515	17,058	10,730
Cash flows from investing activities:
Proceeds from short-term deposits, net	84,303	451	147	301
Proceeds from long-term deposits	-	150	-	-
Proceeds from redemption of marketable securities	1,053	-	1,053	-
Purchase of marketable securities	(17,525)	-	(3,211)	-
Proceeds from sale of marketable securities	510	-	510	-
Purchase of property and equipment	(416)	(641)	(313)	(293)
Net cash provided by (used in) investing activities	67,925	(40)	(1,814)	8

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AudioCodes Press Release

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2021	2020	2021	2020
	(Unaudited)		(Unaudited)
Cash flows from financing activities:
Purchase of treasury shares	(17,358)	-	(7,103)	-
Repayment of bank loans	(600)	(1,238)	(300)	(619)
Cash dividends paid to shareholders	(5,302)	(3,866)	-	-
Proceeds from issuance of shares, net	-	85,654	-	85,654
Proceeds from issuance of shares upon exercise of options and warrants	744	1,051	332	703
Net cash provided by (used in) financing activities	(22,516)	81,601	(7,071)	85,738

Net increase in cash, cash equivalents, and restricted cash	75,487	99,076	8,173	96,476
Cash, cash equivalents and restricted cash at beginning of period	46,034	69,773	113,348	72,373
Cash, cash equivalents and restricted cash at end of period	$121,521	$168,849	$121,521	$168,849

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